January 21, 2025

Sze Ho Chan
Chief Executive Officer and Interim Chief Financial Officer
Garden Stage Limited
30th Floor, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong

       Re: Garden Stage Limited
           Form 20-F for the Fiscal Year Ended March 31, 2024
           File No. 001-41879
Dear Sze Ho Chan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2024
3.D Risk Factors, page 1

1. Refer to the first risk factor beginning on page 1 on the risks related to doing business in Hong Kong, including that the PRC government may exercise significant direct oversight and discretion over the conduct of your business and may intervene or influence your operations, that your operating subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China and that changes in the policies, regulations, rules, and the enforcement of laws of the PRC may occur quickly with little advance notice and your assertions and beliefs of the risk imposed by the PRC legal and regulatory system are uncertain. Please revise future filings to include this risk factor but omit the statement that "the laws and regulations of Mainland China do not currently have any material impact on [y]our business, financial condition and results of operation."
 January 21, 2025
Page 2
2. With respect to your disclosure on page 13 of the enforcement of foreign civil liabilities, please revise future filings to also discuss the risks for investors on the enforceability of civil liabilities related to an investor's ability to bring an original action in a Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets